Exhibit 12.1

Burlington Northern Santa Fe Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	Year ended December 31,
	2007	2006		2005		2004		2003
Earnings:		(As Adjusted	)[a]	(As Adjusted	)[a]	(As Adjusted	)[a]	(As Adjusted	)[a]
Income before income taxes and cumulative effect of accounting change[a]	$2,957	$2,996		$2,453		$1,296		$1,241
Add:
Interest and other fixed charges, excluding capitalized interest	511	485		437		409		420
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	282	261		221		195		182
Distributed income of investees accounted for under the equity method	4	3		4		4		3
Amortization of capitalized interest	4	4		8		8		8
Less:
Equity in earnings of investments accounted for under the equity method	19	27		15		9		14
Total earnings available for fixed charges	$3,739	$3,722		$3,108		$1,903		$1,840
Fixed charges:
Interest and fixed charges	$528	$499		$450		$419		$429
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	282	261		221		195		182
Total fixed charges	$810	$760		$671		$614		$611
Ratio of earnings to fixed charges	4.62x	4.90x		4.63x		3.10x		3.01x
a  Prior year numbers have been adjusted for the retrospective adoption of Financial Accounting Standards Board (FASB) Staff Position (FSP)  AUG AIR-1, Accounting for Planned Major Maintenance Activities. See Note 2 to the Consolidated Financial Statements for additional information.